                                                                    Exhibit 12.1
                                 POPULAR, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                             (Dollars in thousands)

                                           For the Six Months
                                                  Ended                              Year Ended December 31,
                                           -------------------   --------------------------------------------------------------
                                           June 30,   June 30,
                                            2003        2002        2002         2001         2000         1999         1998
                                           --------   --------   ----------   ----------   ----------   ----------   ----------
Income before income taxes                 $300,786   $248,141   $  469,436   $  409,114   $  375,748   $  340,224   $  306,691


Fixed charges:

    Interest expense                        378,032    421,725      843,467    1,018,877    1,167,396      897,932      778,692
    Estimated interest component
      of net rental payments                  8,338      7,088       15,123       14,176       13,110       10,970        8,817

    Total fixed charges including
      interest on deposits                  386,370    428,813      858,590    1,033,053    1,180,506      908,902      787,509

    Less: Interest on deposits              179,816    223,286      431,128      518,168      529,373      452,215      411,492

    Total fixed charges excluding
      interest on deposits                  206,554    205,527      427,462      514,885      651,133      456,687      376,017


Income before income taxes and
  fixed charges (including interest
    on deposits)                           $687,156   $676,954   $1,328,026   $1,442,167   $1,556,254   $1,249,126   $1,094,200

Income before income taxes and
  fixed charges (excluding interest
    on deposits)                           $507,340   $453,668   $  896,898   $  923,999   $1,026,881   $  796,911   $  682,708

Preferred stock dividends                     3,962      2,510        2,510        8,350        8,350        8,350        8,350


Ratio of earnings to fixed charges

    Including Interest on Deposits            1.8 x        1.6          1.5          1.4          1.3          1.4          1.4

    Excluding Interest on Deposits            2.5 x        2.2          2.1          1.8          1.6          1.7          1.8

Ratio of earnings to fixed charges & Preferred Stock Dividends

    Including Interest on Deposits            1.8 x        1.6          1.5          1.4          1.3          1.4          1.4

    Excluding Interest on Deposits            2.4 x        2.2          2.1          1.8          1.6          1.7          1.8